UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Quest Energy Partners, L.P.

(Name of Issuer)
Common Units

(Title of Class of Securities)
74836B 20 9

(CUSIP Number)
Jack T. Collins
210 Park Avenue, Suite 2750
Oklahoma City, OK 73102

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 2, 2009

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74836B 20 9

1	NAMES OF REPORTING PERSONS: Quest Resource Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 90-0196936

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Nevada

	7	SOLE VOTING POWER:

NUMBER OF		3,201,521(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,201,521(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,201,521(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	On November 15, 2007, in connection with the Issuer’s initial public offering of common units representing limited partner interests, Quest Resource Corporation contributed assets to the Issuer and received 3,201,521 common units and 8,857,981 subordinated units.

(2)	The 8,857,981 subordinated units may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined in Item 6).

(3)	Based on the 12,316,521 Common Units outstanding as of June 9, 2009, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

EXPLANATORY NOTE
     This Amendment No. 1 on Schedule 13D/A (this “Amendment”) relates to common units representing limited partner interests (the “Common Units”) of Quest Energy Partners, L.P. (the “Issuer”), a Delaware limited partnership, which has its principal executive office at 210 Park Avenue, Suite 2750, Oklahoma City, Oklahoma, 73102, and updates the Schedule 13D filed by Quest Resource Corporation (“QRC”), a Nevada corporation, on December 14, 2007 (the “Original Schedule 13D”). The Original Schedule 13D is hereby amended and supplemented by QRC as set forth below in this Amendment. Unless set forth below, all previous items of the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Original Schedule 13D.
Item 1. Security and Issuer
     The last sentence of Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
     The beneficial ownership reported in this Schedule 13D assumes that at July 2, 2009, there were 12,316,521 Common Units outstanding.
Item 2. Identity and Background
     The last paragraph of Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors (the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated herein. To QRC’s knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following thereto:
     The Support Agreement described in Item 4 of this Amendment (the terms of which are hereby incorporated by reference) was entered into among QRC, the Issuer, Quest Midstream Partners, L.P., a Delaware limited partnership (“QMLP”), and certain unitholders of QMLP (the “QMLP Investors”). QRC entered into the Support Agreement as an inducement to the Issuer and QMLP to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). The QMLP Investors entered into the Support Agreement as an inducement to QRC and the Issuer to enter into the Merger Agreement. The parties to the Support Agreement did not pay additional consideration to any other party thereto in connection with the execution and delivery of the Support Agreement and thus no funds were used for such purpose.
     As discussed below in Item 4 of this Amendment, the consideration being offered to holders of the Common Units pursuant to the Merger Agreement (other than Common Units owned by QRC) consists exclusively of equity interests of New Quest (as defined in Item 4) in exchange for the outstanding Common Units. The Subordinated Units, incentive distribution rights and general partner units of the Issuer and the Common Units owned by QRC will be canceled for no consideration.
Item 4. Purpose of Transaction
     Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following thereto:
     The Issuer entered into an Agreement and Plan of Merger, dated as of July 2, 2009 (the “Merger Agreement”), among the Issuer, QRC, New Quest Holdings Corp., a newly formed Delaware corporation that is a wholly owned direct subsidiary of QRC (“New Quest”), QMLP, Quest Midstream GP, LLC, a Delaware limited liability company that is the general partner of QMLP (“QMLP GP”), Quest Energy GP, LLC, a Delaware limited liability company that is the general partner of the Issuer (“QELP GP” or the “General Partner”), and certain wholly owned direct and indirect subsidiaries of New Quest.
     The purpose of the Merger Agreement is to effectuate a recombination of the Issuer, QRC and QMLP, pursuant to which, after a series of mergers and conversions (the “Transactions”), the Issuer, QRC and QMLP would become wholly owned subsidiaries of New Quest. Pursuant to the Transactions, each Common Unit of the Issuer (other than Common Units owned by QRC) would be exchanged for 0.2859 shares of New Quest common stock, each share of QRC common stock would be exchanged for 0.0575 shares of New Quest common stock, and each common unit of QMLP would be exchanged for 0.4033 shares of New Quest common stock, in each case, with any fractional share of New Quest common stock being rounded up to the nearest whole share of New Quest common stock. Upon consummation of the Transactions, the equity of New Quest would be owned approximately 33% by current equity holders of the Issuer, approximately 44% by current equity holders of QMLP, and approximately 23% by current equity holders of QRC. The Subordinated Units, incentive distribution rights and general partner units of the Issuer and the Common Units owned by QRC will be canceled for no consideration.
     At the time of the closing of the Transactions, New Quest will change its name to a name which has not yet been decided and the rights of the holders of New Quest common stock will be governed by Delaware law and the forms of New Quest’s certificate of incorporation and bylaws, each of which were attached to the Merger Agreement. The New Quest board of directors will consist of nine members, two of whom will be designated by the current board of directors of QRC, three of whom will be designated by the conflicts committee of the board of directors of QELP GP, three of whom will be designated by the board of directors of QMLP GP, and one of whom shall be the principal executive officer of New Quest and who is expected to be David C. Lawler. It is currently expected that Gary M. Pittman will be chairman of the New Quest board of directors.
     The Merger Agreement contains customary representations and warranties and covenants by each of the parties thereto. Completion of each of the Transactions contemplated by the Merger Agreement is conditioned upon, among other things, the arrangement of one or more satisfactory credit facilities for New Quest, the approval of the transaction by the stockholders of QRC and the unitholders of the Issuer and QMLP, and consents from each entity’s existing lenders.
     Pursuant to the Merger Agreement, New Quest must file a registration statement with the Securities and Exchange Commission to register its shares under the Securities Act of 1933, as amended, which registration statement must be declared effective prior to the closing of the Transactions. New Quest must also receive authorization for listing on the NASDAQ Stock Market of the shares of New Quest common stock to be issued pursuant to the Merger Agreement. In connection with the closing of the Transactions under the Merger Agreement, it is anticipated that the Issuer will seek to cause its

Common Units to be deregistered under the Securities and Exchange Act of 1934, as amended, and delisted from the NASDAQ Global Market.
     In connection with the execution of the Merger Agreement, the Issuer entered into a Support Agreement, dated as of July 2, 2009, among the Issuer, QRC, QMLP and the QMLP Investors (the “Support Agreement”). Pursuant to the Support Agreement, QRC, which owns all of the Subordinated Units of the Issuer, agreed to vote all such Subordinated Units to approve and adopt the Merger Agreement and certain of the Transactions contemplated therein and against certain other competing transactions. QRC also granted a proxy to the chairman of the board of directors of QELP GP authorizing him to vote its Subordinated Units of the Issuer to approve and adopt the Merger Agreement and certain of the Transactions contemplated therein. QRC and the QMLP Investors also agreed to vote certain of their respectively held equity interests of QMLP in favor of the Merger Agreement and certain of the Transactions contemplated therein relating to such interests and against certain other competing transactions. The QMLP Investors that also own membership interests in QMLP GP approved, authorized and consented to a merger of QMLP GP as part of the Transactions.
     The foregoing summaries of the Merger Agreement and Support Agreement do not purport to be complete and are subject to, and are qualified in their entirety by, reference to the Merger Agreement, which is filed herewith as Exhibit 99.2, and the Support Agreement, which is filed herewith as Exhibit 99.3, and each of which is incorporated by reference herein.
     Except as described in this Item 4, QRC does not have, as of the date of this Amendment, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. QRC may change its plans or proposals in the future.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
     (a)-(b)(1) QRC is the sole beneficial owner of, and has the sole power to vote, or to direct the vote, sole power to dispose or to direct the disposition of, 3,201,521 Common Units, which in the aggregate represents approximately 26.0% of the outstanding Common Units. QRC is also the sole beneficial owner of 8,857,981 Subordinated Units, which are convertible into Common Units on a one-for-one basis upon satisfaction of the conditions as described in Item 6 below. Pursuant to the Issuer Partnership Agreement (as defined in Item 6), the Merger Agreement and certain of the Transactions contemplated therein will require the approval by a vote of the Subordinated Units held by QRC, voting as a separate class from the Common Units, which is subject to the Support Agreement described in Item 4 of this Amendment. Under the Issuer Partnership Agreement, QRC will not be entitled to vote its Common Units with respect to the Merger Agreement or any of the Transactions contemplated therein.
          (2) As shown on Schedule I, the Listed Persons do not beneficially own any Common Units.
     (c) There have been no reportable transactions with respect to the Common Units within the last 60 days by QRC except for the execution of the Merger Agreement and Support Agreement as described in Item 4 of this Amendment.
     (d) No person other than QRC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
     Issuer Partnership Agreement
     Subject to the terms and conditions of the First Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the General Partner and its affiliates have the right to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.
     Pursuant to the terms of the Issuer Partnership Agreement, the subordination period generally will end if the Issuer has earned and paid at least $0.40 per quarter on each outstanding Common Unit, Subordinated Unit and general partner unit for any three consecutive, non-overlapping four-quarter periods ending on or after December 31, 2012. The subordination period will also end if the unitholders remove the General Partner other than for cause and units held by the General Partner and its affiliates are not voted in favor of such removal. When the subordination period ends, all remaining Subordinated Units will convert into Common Units on a one-for-one basis, and the Common Units will no longer be entitled to arrearages.
     Depending on the matter subject to a vote, holders of the Subordinated Units vote either as a separate class from the Common Units or as part of a single class with the Common Units. Pursuant to the Issuer Partnership Agreement, the Merger Agreement and certain of the Transactions contemplated therein will require the approval by a vote of the Subordinated Units held by QRC, voting as a separate class from the Common Units, which is subject to the Support Agreement described in Item 4 of this Amendment. Under the Issuer Partnership Agreement, QRC will not be entitled to vote its Common Units with respect to the Merger Agreement or any of the Transactions contemplated therein.
     The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.
     Limited Liability Company Agreement of the General Partner
     Under the Amended and Restated Limited Liability Company Agreement of the General Partner (the “LLC Agreement”), QRC has the right to elect the members of the board of directors of the General Partner.
     Credit Agreement
     QRC entered into an Amended and Restated Credit Agreement, dated as of July 11, 2008, as amended (the “Credit Agreement”), among QRC, as the borrower, Royal Bank of Canada, as administrative agent and collateral agent, and the lenders from time to time party thereto. The 3,201,521 Common Units and 8,857,981 Subordinated Units beneficially owned by QRC are pledged to the lenders under the Credit Agreement as security pursuant to a Pledge and Security Agreement, dated as of November 15, 2007, as amended (the “Pledge Agreement”). The Credit Agreement contains customary representations and warranties, affirmative and negative covenants and events of default relating to defaults of QRC and certain of its subsidiaries.

     Merger Agreement and Support Agreement
     The information set forth under Items 3, 4 and 5 relating to the Merger Agreement and Support Agreement are hereby incorporated by reference in this Item 6.
     The above summaries of the material terms of the Issuer Partnership Agreement, the LLC Agreement and the Credit Agreement do not purport to be complete and are subject to, and are qualified in their entirety by, reference to the Issuer Partnership Agreement, which is filed herewith as Exhibits 99.4 and 99.5, the LLC Agreement, which is filed herewith as Exhibit 99.6, the Credit Agreement, which is filed herewith as Exhibits 99.7 through 99.12, and the Pledge Agreement, which is filed herewith as Exhibits 99.13 and 99.14, and each of which is incorporated by reference herein.
Item 7. Material to be Filed as Exhibits
     Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 99.1	Contribution, Conveyance and Assumption Agreement, dated as of November 15, 2007, by and among the Issuer, QRC, QELP GP, Quest Cherokee, LLC, Quest Oil & Gas, LLC, and Quest Energy Service, LLC (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 21, 2007).

Exhibit 99.2	Agreement and Plan of Merger, dated as of July 2, 2009, by and among the Issuer, QRC, New Quest, QMLP, QMLP GP, QELP GP, Quest Resource Acquisition Corp., Quest Energy Acquisition, LLC, Quest Midstream Holdings Corp. and Quest Midstream Acquisition, LLC (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 7, 2009).

Exhibit 99.3	Support Agreement, dated as of July 2, 2009, by and among the Issuer, QRC, QMLP, and QMLP Investors (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 7, 2009).

Exhibit 99.4	First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of November 15, 2007, by and between QRC and QELP GP (incorporated herein by reference to Exhibit 3.1 to the Issuer’s amended Current Report on Form 8-K/A filed on December 7, 2007).

Exhibit 99.5	Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of the Issuer, effective as of January 1, 2007, by QELP GP (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on April 11, 2008).

Exhibit 99.6	Amended and Restated Limited Liability Company Agreement of QELP GP, dated as of November 15, 2007, by QRC (incorporated herein by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed on November 21, 2007).

Exhibit 99.7	Amended and Restated Credit Agreement, dated as of July 11, 2008, by and among QRC, as the Borrower, Royal Bank of Canada, as Administrative Agent and Collateral Agent, and the lenders from time to time party thereto (incorporated herein by reference to Exhibit 10.1 to QRC’s Current Report on Form 8-K filed on July 16, 2008).

Exhibit 99.8	First Amendment to Amended and Restated Credit Agreement, dated as of October 24, 2008, by and among QRC, Royal Bank of Canada and the Guarantors party thereto (incorporated herein by reference to Exhibit 10.1 to QRC’s Current Report on Form 8-K filed on October 31, 2008).

Exhibit 99.9	Second Amendment to Amended and Restated Credit Agreement, dated as of November 4, 2008, by and among QRC, Royal Bank of Canada and the Guarantors party thereto (incorporated herein by reference to Exhibit 10.1 to QRC’s Current Report on Form 8-K filed on November 7, 2008).

Exhibit 99.10	Third Amendment to Amended and Restated Credit Agreement, dated as of January 30, 2009, by and among QRC, Royal Bank of Canada and the Guarantors party thereto (incorporated by reference to Exhibit 10.61 to QRC’s Annual Report on Form 10-K filed on June 3, 2009).

Exhibit 99.11	Fourth Amendment to Amended and Restated Credit Agreement, dated as of May 29, 2009, by and among QRC, Royal Bank of Canada and the Guarantors party thereto (incorporated by reference to Exhibit 10.62 to QRC’s Annual Report on Form 10-K filed on June 3, 2009).

Exhibit 99.12	Fifth Amendment to Amended and Restated Credit Agreement, dated as of June 30, 2009, by and among QRC, Royal Bank of Canada and the Guarantors party thereto (incorporated herein by reference to Exhibit 10.4 to QRC’s Current Report on Form 8-K filed on July 7, 2009).

Exhibit 99.13	Pledge and Security Agreement for Credit Agreement by QRC for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.10 to QRC’s Current Report on Form 8-K filed on November 21, 2007).

Exhibit 99.14	First Amendment to Pledge and Security Agreement for Credit Agreement by QRC for the benefit of Royal Bank of Canada, dated as of July 11, 2008 (incorporated herein by reference to Exhibit 10.4 to QRC’s Current Report on Form 8-K filed on July 16, 2008).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 8, 2009

QUEST RESOURCE CORPORATION
By:	/s/ Jack T. Collins
Jack T. Collins
Executive Vice President — Finance/Corporate Development

SCHEDULE I

Name	Position and Present Principal Occupation	Common Units Owned
David C. Lawler	Chief Executive Officer, President and Director of Quest Resource Corporation and Quest Energy GP, LLC	0

Eddie M. LeBlanc, III	Chief Financial Officer of Quest Resource Corporation and Quest Energy GP, LLC	0

David W. Bolton	Executive Vice President — Land of Quest Resource Corporation and Quest Energy GP, LLC	0

Richard Marlin	Executive Vice President — Engineering of Quest Resource Corporation and Quest Energy GP, LLC	0

Jack T. Collins	Executive Vice President — Finance/Corporate Development of Quest Resource Corporation and Quest Energy GP, LLC	0

Thomas A. Lopus	Executive Vice President — Appalachia of Quest Resource Corporation and Quest Energy GP, LLC	0

Jon H. Rateau	Chairman of the Board and Director of Quest Resource Corporation; Vice President of New Energy, Global Primary Products Growth of Alcoa, Inc., a primary aluminum producer company	0

John C. Garrison	Director of Quest Resource Corporation; certified public accountant; Chief Financial Officer, Secretary and Director of Empire Energy Corporation International	0

William H. Damon, III	Director of Quest Resource Corporation; Senior Vice President and National Director of Power Consulting for HDR, Inc., an engineering-consulting firm focused on power generation development and engineering projects for electric utilities and independent power producers	0
Each of the above named persons is a U.S. citizen.
The principal business address for each of the persons listed above is c/o Quest Resource Corporation, 210 Park Avenue, Suite 2750, Oklahoma City, Oklahoma 73102.